UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-33176

Baijiayun Group Ltd

(Exact name of registrant as specified in its charter)

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Baijiayun Announces Annual General Meeting Results

Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC) announced that at an annual general meeting of the Company held at 10:00 A.M. on April 25, 2025, Beijing time (10:00 P.M. on April 24, 2025, U.S. Eastern time), its shareholders approved:

(1) as an ordinary resolution, the election of each of Mr. Yi Ma, Ms. Qiong Ni, Mr. Mingjun Cai, Ms. Beiwen Zhu and Ms. Xin Zhang as a director of the Company in accordance with the fourth amended and restated memorandum of association and third amended and restated articles of association of the Company;

(2) as an ordinary resolution, the appointment of Enrome LLP as the independent registered public accounting firm for the Company for the fiscal year ended June 30, 2024 and the authorization to the board of directors (the “Board”) of the Company to fix its remuneration; and

(3) as an ordinary resolution, (A) a share consolidation of the issued and unissued Class A ordinary shares of the Company of a nominal or par value US$0.0001 each (the “Class A Ordinary Shares”) and the issued and unissued Class B ordinary shares of the Company of a nominal or par value US$0.0001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of not less than one (1) for five (5) and not more than one (1) for five hundred (500) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”), and (B) the Board’s authority in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including determining the exact ratio within the Range and the exact date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2025

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

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